Exhibit 99.1
Rent Way, Inc.
Calculation of Reconciliation of Net Cash Used in Operations to Credit Facility EBITDA
For the Twelve-Months Ended March 31, 2006
(dollars in thousands)

Net cash provided by operating activities	$7,790
Net cash used in discontinued operations	266
Adjustments to reconcile net income to net cash provided by operating activities	(155,640)
Changes in assets and liabilities	153,443
Depreciation and amortization	15,134
Interest expense	29,862
Income taxes	5,656
Non-cash adjustments per credit facility	(2,540)
DPI EBITDA	438

Credit Facility EBITDA	$54,409